FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

MEETING RESOLUTION

MULTICANAL S.A.

Buenos Aires, May 10, 2004

To the Buenos Aires Stock Exchange

Re:    Multicanal S.A. – Extraordinary Meeting held on May 7, 2004
          Summary of Meeting resolutions

Dear Sirs:

        I, Martín G. Ríos, in my capacity as Person in Charge of Market Relations of Multicanal S.A., in accordance with evidence thereof previously submitted, with a registered domicile for the purposes hereof established at Hipólito Yrigoyen 1628, 2nd floor, City of Buenos Aires, Fax No. 4375-2580, write to you in order to submit a summary of the resolutions of the above-referenced Meeting.

1)	Appointment of two shareholders to approve and sign the minutes. It was unanimously resolved that the minutes be approved and signed by all the shareholders present at the Meeting.
2)	Consideration of the capital increase from the amount of Ps.371,635,103 to the amount of Ps.386,635,103 by means of the issuance of 15,000,000 Class A ordinary shares. It was unanimously resolved that the corporate capital stock be increased from the amount of Ps.371,635,103 to the amount of Ps.386,635,103 by means of the issuance of 15,000,000 Class A ordinary shares, to be effected upon the affirmation of the court ruling confirming the acuerdo preventivo extrajudicial, which has been appealed, and prior to the approval by the CNV of the public offering of the corporate capital stock. The difference between the nominal value of the shares Ps.15,000,000 and the subscription price US$15,000,000 shall be recorded as share premium.
3)	Consideration of the capital increase from the amount of Ps.386,635,103 to the amount of Ps.594,911,263 by means of the issuance of up to 208,276,160 new Class C ordinary shares due to the capitalization of financial liabilities. It was unanimously resolved that the capital stock be increased from the amount of Ps.386,635,103 to the amount of Ps.594,911,263 by means of the issuance of up to 208,276,160 new Class C ordinary registered and non-endorsable shares, each with a nominal value of Ps.1 and entitled to one vote, as a result of the capitalization of financial liabilities, which will be effected by the Board of Directors, by virtue of the delegation resolved in this Meeting, upon the affirmation of the court ruling confirming the acuerdo preventivo extrajudicial, which has been appealed. The difference between the nominal value of the new shares and the amount of the financial liabilities shall be recorded as share premium.
4)	Approval of the amendment of the complete By-laws. It was unanimously resolved that the complete By-laws be amended. The effectiveness of the amendment shall be subject to the condition that the court ruling confirming the acuerdo preventivo extrajudicial, which has been appealed, be affirmed.
5)	Authorization of the incorporation of the Company to the public offering regime and of the listing of Class D shares on the Buenos Aires Stock Exchange. It was unanimously resolved that the incorporation of the Company into the public offering regime and the listing of Class D shares be approved. The public offering and listing authorization is conditioned upon obtaining the affirmation of the court ruling confirming the acuerdo preventivo extrajuducial, which has been appealed.
6)	Consideration of whether the Company should adhere or not to the optional statutory regime of Obligatory Acquisition Public Offering set forth in Section 24 of Decree 677/01. It was unanimously resolved that, should the authorization for the Company’s participation in the public offering regime be obtained, the Company shall not adhere to the optional statutory regime of Obligatory Acquisition Public Offering set forth in Section 24 of Decree 677/01.
7)	Delegation of powers in the Board of Directors. Sub-delegation. It was unanimously resolved to delegate to the Board of Directors the performance of all the acts and procedures that may be necessary to comply with the items of the Agenda resolved in the Shareholders’ Meeting.

Sincerely,

Martín G. Ríos
Person in Charge of Market Relations

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer